Exhibit (d)(4)(d)
PACIFIC FUNDS
AMENDMENT NO. 3 TO THE FUND MANAGEMENT AGREEMENT
     The Fund Management Agreement (the “Agreement”) the first made the 3rd day of April, 2002, and the second made the 22nd day of July, 2004, by and among Pacific Life Insurance Company (“Investment Adviser”), a Nebraska corporation, Janus Capital Management LLC (“Fund Manager”), a Delaware limited liability company, and Pacific Funds, a Delaware statutory trust (“Trust”), is hereby amended to add the provisions set forth below (together the “Amendment”), which is made this 30th day of May, 2006.
     In consideration of the renewal of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement.
Section 2 of the Agreement, Fund Manager Duties, is amended to add the following:
Fund Manager:
1.	will provide assistance to the Investment Adviser for the Trust in determining or confirming, consistent with the procedures and policies stated in the Trust’s valuation procedures and/or the Registration Statement, the value of any portfolio securities or other assets of the Trust for which the Investment Adviser seeks assistance from the Fund Manager or identifies for review by the Fund Manager. Updates to the Trust’s valuation procedures will be forwarded to the Fund Manager as soon as available. This assistance includes (but is not limited to): (i) providing timely access, upon the request of the Investment Adviser, to (a) information regarding the security/issuer, its financial condition, trading and/or other relevant factors for valuation to assist the Investment Adviser in determining the fair value of all securities and other investments/assets in the Trust for which market prices are not readily available and to (b) an employee of the Fund Manager to use reasonable efforts to arrange for a representative of the Fund Manager who is knowledgeable about the security/issuer, its financial condition, trading and/or other relevant factors for valuation, to be available for consultation when the Board’s Valuation Committee convenes during normal business hours and upon reasonable notice; (ii) notifying the Investment Adviser of significant and non-significant events where the Fund Manager determines, with respect to a security that is held by the Trust or by another account managed by the Fund Manager, the value of such security pursuant to the Fund Manager’s procedures for determining the fair value of a security; (iii) assisting the Investment Adviser in obtaining bids and offers or quotes from broker/dealers or market-makers with respect to securities held by the Trust; (iv) verifying pricing and providing information related to fair valuations in accordance with the Trust’s valuation procedures, as they may be amended from time to time; and (v) maintaining adequate records and written backup information with respect to the securities valuation information provided hereunder, and providing such information to the Investment Adviser or the Trust upon request. Such records shall be deemed Trust records. Both parties acknowledge and agree that all valuation information provided by Fund Manager to Investment Adviser is for the sole purpose of assisting the Investment Adviser in carrying out its fair valuation responsibilities. This does not constitute a recommendation by Fund Manager for the pricing of any securities referenced.

Investment Adviser acknowledges its responsibility to determine fair valuations for the Trust and agrees to hold harmless Fund Manager from any and all liabilities related to the fair valuation pricing of securities for the Trust. Fund Manager’s valuation is developed by the Janus Internal Pricing Committee and may not be the valuation ultimately approved by the Board’s Valuation Committee. Fund Manager does not accept any responsibility for the pricing obligations of the Trust. All valuation information is confidential and may not be provided to any party without the expressed written consent of Fund Manager.

2.	will reasonably assist the Trust and the Trust’s Chief Compliance Officer (“CCO”) in complying with Rule 38a-1 under the 1940 Act. Specifically, the Fund Manager represents and warrants that it shall maintain a compliance program in accordance with the requirements of Rule 206(4)-7 under the Advisers Act, and shall provide the CCO with reasonable access to information regarding the Fund Manager’s compliance program, which access shall include on-site visits with the Fund Manager as may be reasonably requested from time to time. In connection with the periodic review and annual report required to be prepared by the CCO pursuant to Rule 38a-1, the Fund Manager agrees to provide certifications as may be reasonably requested by the CCO related to the design and implementation of the Fund Manager’s compliance program.

3.	will notify the Investment Adviser promptly in the event that, in the judgment of the Fund Manager, Trust share transaction activity becomes disruptive to the ability of the Fund Manager to effectively manage the assets of a Trust consistent with the Trust’s investment objectives and policies.

4.	will provide assistance as may be reasonably requested by the Investment Adviser in connection with compliance by the Trusts with any current or future legal and regulatory requirements related to the services provided by the Fund Manager hereunder.

5.	will provide such certifications to the Trust as the Trust or the Investment Adviser may reasonably request related to the services provided by the Fund Manager hereunder.
Section 3 of the Agreement, Disclosure about Fund Manager, is amended to add the following:
The Fund Manager further agrees to notify the Investment Adviser and the Trust immediately of any material fact known to the Fund Manager respecting or relating to the Fund Manager that is not contained in the Registration Statement or prospectus for the Trust, or any amendment or supplement thereto, or of any statement respecting or relating to the Fund Manager contained therein that becomes untrue in any material respect. With respect to the disclosure respecting each Trust, the Fund Manager represents and agrees that the description provided by the Fund Manager for inclusion in the Trust’s prospectus contained in the following sections: “The trust’s investment goal,” and “What the trust invests in” (collectively, “Trust Description”) is consistent with the manner in which the Fund Manager intends to manage each Trust, and the description of “Risks you should be aware of” (“Risk Description”) is consistent with risks known to the Fund Manager that arise in connection with the manner in which the Fund Manager intends to manage the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.
PACIFIC LIFE INSURANCE COMPANY

By:	/s/ James T. Morris

Name:	James T. Morris

Title:	Chief Operating Officer
JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Michelle Rosenberg

Name:	Michelle Rosenberg

Title:	AVP
PACIFIC FUNDS

By:	/s/ James T. Morris

Name:	James T. Morris

Title:	President

By:	/s/ Audrey L. Milfs

Name:	Audrey L. Milfs

Title:	VP & Secretary